CrowdLustro

Crowd Diligence Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year Ending December 31, 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Crowd Diligence Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 22, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	44,284	8,677
Total Current Assets	44,284	8,677
Non-current Assets		
Software & Technology, net of Accumulated Amortization	27,599	41,323
Goodwill	223,401	-
Total Non-Current Assets	251,001	41,323
TOTAL ASSETS	295,285	50,000
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	30,995	3,200
Notes Payable - Related Party	7,500	-
Notes Payable	40,700	-
Convertible Notes	50,000	-
Convertible Notes - Related Party	50,000	-
Accrued Interest	1,857	-
Accrued Interest - Related Party	12,892	49
Total Current Liabilities	193,944	3,249
Long-term Liabilities		
Convertible Notes	50,000	-
Notes Payable - Related Party	174,000	50,000
Total Long-Term Liabilities	224,000	50,000
TOTAL LIABILITIES	417,944	53,249
EQUITY		
Common Stock	1	-
Accumulated Deficit	(122,661)	(3,249)
Total Equity	(122,660)	(3,249)
TOTAL LIABILITIES AND EQUITY	295,285	50,000

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	6,114	-
General and Administrative	71,723	3,200
Research and Development	11,038	-
Amortization	13,800	-
Total Operating Expenses	102,675	3,200
Operating Income (loss)	(102,675)	(3,200)
Other Income		
Other	302	-
Total Other Income	302	-
Other Expense		
Interest Expense - Related Party	12,892	49
Interest Expense	1,857	-
Other	2,290	-
Total Other Expense	17,039	49
Provision for Income Tax	-	-
Net Income (loss)	(119,412)	(3,249)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 11/17/20 (Inception)	-	-	-	-	-
Issuance of Common Stock	846,082	-	-	-	-
Net Income (Loss)	-	-	-	(3,249)	(3,249)
Ending Balance 12/31/2020	846,082	-	-	(3,249)	(3,249)
Issuance of Common Stock	57,505	1	-	-	1
Net Income (Loss)	-	-	-	(119,412)	(119,412)
Ending Balance 12/31/2021	903,587	1	(1)	(122,661)	(122,660)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(119,412)	(3,249)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	13,800	-
Accounts Payable	30,995	3,200
Accrued Interest - Related Party	12,843	49
Accrued Interest	1,857	-
Other	4,224	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	63,719	3,249
Net Cash provided by (used in) Operating Activities	(55,693)	-
INVESTING ACTIVITIES		
Cash Acquired in Acquisition	6,299	-
Software & Technology	-	(41,323)
Net Cash provided by (used in) Investing Activities	6,299	(41,323)
FINANCING ACTIVITIES		
Notes Payable - Related Party	85,000	50,000
Net Cash provided by (used in) Financing Activities	85,000	50,000
Cash at the beginning of period	8,677	-
Net Cash increase (decrease) for period	35,607	8,677
Cash at end of period	44,284	8,677

Crowd Diligence Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Crowd Diligence Inc ("the Company") was formed in Delaware on November 17th, 2020. The Company operates multiple aggregation platforms in the equity crowdfunding and small business for sale marketplaces. The Company operates under the brand names Crowd Lustro, So.Capital, and a soon to be launched platform. The platforms provide a means for investors to sort through crowdfunding deals globally as well as small companies listed for sale. In addition, the company provides research and analytics tools to assist investors in these growing markets. Data collection is a key source of potential revenue generation.

The Company will conduct a crowdfunding campaign in 2022 and 2023 to raise capital for operations and technology development.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, So.Capital, Inc. See Business Acquisition disclosure below for details of acquisition.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Business Acquisition

On September 29th, 2021, the Company completed the acquisition of So.Capital Inc., a Delaware Corporation by purchasing all 8,850,000 common shares in exchange for 57,505 shares in the Company with a total fair value of $1. The fair value of the consideration is an estimate based on the par value of the Company of $0.00001 multiplied by the total shares exchanged of 57,505 resulting in consideration totaling approximately$1. The Company acquired So.Capital Inc. with hopes of expanding its business and brand.

The following table summarizes the provisional purchase price allocation based on the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition, which are subject to change within a measurement period of up to one year from the acquisition date pursuant to ASC 805. The fair value of the cash and cash equivalents is based on the USD amount in the Company's bank account and the convertible notes and notes payable totals are the agreed upon note amounts in USD between each party.

Assets:	
Cash and cash equivalents	$6,299
Goodwill	223,401
Total assets:	229,701
Liabilities:	
Convertible notes	150,000
Notes payable	79,700
Total Liabilities:	229,701
Total Purchase Price	$1

Intangible Assets - Intellectual Property and Goodwill

In 2020, the Company entered into an asset purchase agreement to acquire all intellectual property of the CrowdLustro platform including but not limited to the full website, database related to the website, data contained in the database and all computer code related to such website and database, all rights to use the name "CrowdLustro", rights and ownership to all social media related to the business including full ownership of social media sites, and content including Facebook, Instagram and LinkedIn. The Company adopted the provisions of FASB ASC 350. Under FASB ASC 350, goodwill is not subject to amortization but is tested for impairment annually. Management considered the potential for impairment of the intellectual property as of the date of the financial statements and believes that the projected future cashflows associated with the platform exceeds the carrying amount of goodwill. Further, since the asset is in a very early stage of development and marketing, there are no indicators of other than temporary impairment.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Software and Technology	3	41,399	13,800	-	27,599
Goodwill	Infinite	223,401	-	-	223,401
Grand Total	**-**	**264,800**	**13,800**	**-**	**251,001**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	-	$-
Granted	189,190	$0.00001
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2020	189,190	$0.00001
Granted	-	$-
Vested	(46,082)	$0.00001
Forfeited	(143,108)	$0.00001
Nonvested shares, December 31, 2021	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company’s primary tax jurisdictions are the United States and South Carolina. The Company’s primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The intellectual property acquired as part of the Company's formation activities mentioned in Note 1 above was acquired from Gold Ridge Asset Management LLC, the controlling shareholder of the Company. The sales price was considered arm's length since the $41,323 closely approximated the historical cost.

The Company borrowed funds in multiple tranches from Gold Ridge Micro Cap II LLC, an independent company controlled by the Company's CEO, totaling $50,000 in 2021 and $25,000 in 2022 to fund the Company's operations. In October 2022, these loans and the accrued interest were combined into a single loan with a 6% interest rate that matures on December 31, 2026. Fully amortizing loan payments in January 2023. The same company loaned the Company's subsidiary $39,000 in 2021. This loan accrued interest at 6% and has a maturity date in 2023. This note is subject to an agreement to be exchanged into a SAFE note being issued upon a successful raise of at least $100,000. The Company had accrued interest of $5,992 as of December 31st, 2021, related to these loans.

The Company borrowed funds in multiple tranches from Gold Ridge Asset Management LLC, the majority shareholder of the company which is controlled by the CEO. The Company borrowed a total of $190,000 from 2020 to October 14, 2022. In October 2022, these loans and the accrued interest were combined into a single loan with a 4% interest rate that matures on December 31, 2026. Fully amortizing loan payments in January 2023.

The Company assumed the debt of So.Capital during its acquisition, resulting in assuming a convertible note agreement, which had previously been entered into with a shareholder for the purposes of funding operations totaling $50,000. The interest on the note was 4%. The Company had accrued interest of $4,000 as of December 31st, 2021, related to this loan. As the Company acquired all the stock of So.Capital, as of 2022, the note is no longer convertible into stock of So.Capital, and instead, the note is subject to an agreement to be exchanged into a SAFE note being issued upon a successful raise of at least $100,000. See Note 7 – Subsequent Events for additional details.

The Company had funds advanced,to pay for So.Capital Inc's monthly expenses, by Gold Ridge Asset Management LLC the controlling shareholder of the Company, resulting in a total of $7,500 as of December 31st, 2021. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company assumed the debt of So.Caputal during its acquisition, resulting in it assuming two loans totaling $40,700. The loans accrued interest of 2% and .18% and both had maturities in 2022. The Company had accrued a total of $524 in interest related to these two loans as of December 31st, 2021.

The Company assumed the debt of So.Capital during its acquisition, resulting in it assuming several convertible note agreements for the purposes of funding operations. The interest on the notes varied between 0% to 2%. The Company had accrued interest of $1,333 as of December 31st, 2021, related to these loans. As the Company acquired all the stock of So.Capital, as of 2022, the notes are no longer convertible into stock of So.Capital, and instead, the notes are subject to an agreement to be exchanged into a SAFE note being issued upon a successful raise. See Note 7 – Subsequent Events for additional details.

See Note 3 – Related Party Transactions for details of related party loans.

The Company had two types of debt reported on its consolidated balance sheet: So.Capital non-recourse and recourse debt. The So.Capital non-recourse debt is non-recourse to the parent company, Crowd Diligence Inc. The Non-recourse debt will be converted into a SAFE agreement (See Note 7 – Subsequent Events for more details). The following table summarizes the carrying amounts of the Company's recourse and non-recourse debt as of December 31, 2021

	December 31, 2021
	Carrying Amount
So.Capital Non-recourse debt	$237,200
Recourse debt	$135,000
Total debt	$372,200

Debt Summary

				For the Year Ended December 2021				For the Year Ended December 2020			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Short Term Convertible Notes - Related Party	50,000	4%	2/26/2022	50,000	-	50,000	4,000	-	-	-	-
Short Term Convertible Notes	50,000	None	2/26/2022	50,000	-	50,000	-	-	-	-	-
Long Term Convertible Notes	50,000	2%	9/3/2023	-	50,000	50,000	1,333	-	-	-	-
Short Term Loan	15,000	2%	7/8/2022	15,000	-	15,000	450	-	-	-	-
Short Term Loan	25,700	0.18%	7/8/2022	25,700	-	25,700	74	-	-	-	-
Short Term Loan - Related Party	39,000	6%	3/1/2023	-	39,000	39,000	5,867	-	-	-	-
Short Term Loan - Related Party	7,500	None	Due on Demand	7,500	-	7,500	-	-	-	-	-
Short Term Loan - Related Party	50,000	8%	12/31/2026	-	50,000	50,000	125	-	-	-	-
Short Term Loan - Related Party	85,000	6%	12/31/2026	-	85,000	85,000	2,900	-	50,000	50,000	49
Total				**148,200**	**224,000**	**372,200**	**14,749**	**-**	**50,000**	**50,000**	**49**

Debt Principal Maturities 5 Years Subsequent to 2021 (see Note 7 for potential conversion)

Year	Amount
2022	148,200
2023	122,750
2024	33,750
2025	33,750
2026	33,750
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 common shares with a par value of $0.00001 per share. 903,587 shares of common stock were issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,000,000 preferred shares with a par value of $0.00001. There were no shares of preferred stock issued or outstanding as of December 31st, 2021.

The rights and privileges for preferred stock are not currently codified by management. The rights of any future preferred shares shall be determined by the Board of Directors subject to the limitations prescribed by law.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 22, 2022, the date these financial statements were available to be issued.

The Company borrowed additional funds of $105,000 at the previously agreed upon 4% interest for the loan from Gold Ridge Asset Management LLC and $25,000 at the previously agreed upon 6% interest for the loan from Gold Ridge Micro Cap II LLC. The accrued interest was rolled into the principal balances and the loans will begin amortization in January of 2023 with a maturity date of December 31, 2026.

The company has reached agreements with the debt holders of the subsidiary, So.Capital Inc., resulting in debt totals of $237,200 face value including the convertible notes and various other notes payables to be exchanged on a dollar-for-dollar basis into a SAFE agreement if there is a successful equity crowdfunding raise of at least $100,000.

The Company has increased the common shares authorized to 13,000,000. The preferred shares were not changed.

The Company undergone a 4-1 stock split resulting in a total of 3,614,348 outstanding.

The Company granted an additional 221,000 unvested common shares to employees.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.